UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Aggregate Price	Aggregate Offering	Amount of
Securities To Be Registered	Registered	Per Unit	Price	Registration Fee
Notes offered hereby	$1,500,000.00	100.00%	$1,500,000.00	$46.05(1)

(1) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $63,518.72 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333–140456, of which this pricing supplement is a part. After giving effect to the $46.05 registration fee for this offering, $63,472.67 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 126 dated December 3, 2007	Filed pursuant to Rule 424(b)(3)

To Prospectus Supplement and Prospectus dated February 5, 2007 and	Registration Statement No. 333-140456
Product Supplement No. 1 dated April 12, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Natixis Securities North America Inc.
Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. Dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Monthly

Aggregate
		Coupon					Face
Reference	Initial	Rate			Share		Amount	Fees	Proceeds	CUSIP/ISIN
Share	Reference	Per	Knock-In	Knock-In	Redemption	Maturity	of	and	to	of
(Ticker)	Level	Annum	Level	Price	Amount	Date	Notes	Commissions	Issuer	Notes
First Bancorp. (FBP)	$6.54	22.10%	70%	$4.578	152.9052	June 5, 2008	$1,500,000.00	$30,000.00	$1,470,000.00	282645BL3/ US282645BL33

Issue Price:	100.00%

Trade Date:	December 3, 2007

Original Issue Date:	December 5, 2007

Determination Date:	June 2, 2008

Interest Payment Dates:	Interest is paid monthly in arrears on the following dates: January 4, 2008, February 5, 2008, March 5, 2008, April 4, 2008, May 5, 2008 and June 5, 2008.

Initial Reference Level:	The reference level of the Reference Share, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the Reference Share quoted by the Relevant Exchange has not been below the Knock-In Price on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the Reference Share on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site): http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.

In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer is accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference

Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this pricing supplement.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Any historical upward or downward trend in the price of any of the Reference Shares during any period shown in this pricing supplement is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this pricing supplement.

Hypothetical Returns on the Notes

The tables of hypothetical returns contained in this pricing supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this pricing supplement.

Supplemental Information Regarding Taxation in the United States

The amount of the stated interest rate of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

Deposit Interest equals 4.91%. The Put Premium is the Interest Rate minus the Deposit Interest.

Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no. 1.

Supplemental Plan of Distribution

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of December 3, 2007 between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of First BanCorp (FBP)

ISIN:	PR3186721027
Relevant Exchange:	NYSE

According to its publicly available documents, First BanCorp. is a publicly-owned financial holding corporation that is subject to regulation, supervision and examination by the Federal Reserve Board. It was incorporated under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for FirstBank Puerto Rico (FirstBank). It is a full service provider of financial services and products with operations in Puerto Rico, the United States and the US and British Virgin Islands. First BanCorp. provides a wide range of financial services for retail, commercial and institutional clients. At December 31, 2005, it controlled four wholly-owned subsidiaries: FirstBank, FirstBank Insurance Agency, Inc., Grupo Empresas de Servicios Financieros (doing business as PR Finance Group) and Ponce General Corporation, Inc. (Ponce General). FirstBank is a Puerto Rico-chartered commercial bank, FirstBank Insurance Agency is a Puerto Rico-chartered insurance agency, PR Finance Group is a domestic corporation and Ponce General is the holding company of a federally chartered stock savings association, FirstBank Florida. First BanCorp. has four segments: consumer (retail), commercial and corporate banking, mortgage banking, and treasury and investments. Information provided to or filed with the SEC by First BanCorp. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-14793.

Historical Performance of Echelon Corporation

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End
2004
First Quarter	$21.660	$19.500	$20.800
Second Quarter	21.335	17.570	20.375
Third Quarter	24.925	19.810	24.150
Fourth Quarter	32.425	23.650	31.755
2005
First Quarter	$32.255	$20.780	$21.125
Second Quarter	21.310	17.310	20.075
Third Quarter	26.070	16.500	16.920
Fourth Quarter	15.560	10.610	21.410
2006
First Quarter	$13.150	$12.200	$12.360
Second Quarter	12.220	8.900	9.300
Third Quarter	11.150	8.660	11.060
Fourth Quarter	10.790	9.390	9.530
2007
First Quarter	$13.520	$9.080	$13.260
Second Quarter	13.640	10.990	10.990
Third Quarter	11.060	8.620	9.500
Fourth Quarter (through November 30, 2007)	10.160	6.150	6.540

Table of Hypothetical Returns

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on an Initial Reference Level of $6.54 and a Knock-In Level of $4.578. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price	Value of
of Reference Shares	Payment at	6 Monthly	6 Month Total Return
on Determination Date	Maturity	Interest Payments	$	%

Greater than: $6.54	$1,000.00	$110.50	$1,110.50	11.0500%
$6.54	$1,000.00	$110.50	$1,110.50	11.0500%
$5.89	$1,000.00	$110.50	$1,110.50	11.0500%
$5.23	$1,000.00	$110.50	$1,110.50	11.0500%
$4.59	$1,000.00	$110.50	$1,110.50	11.0500%

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on an Initial Reference Level of $6.54 and a Knock-In Level of $4.578. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

Assumed Closing Price	Value of
of Reference Shares	Payment at	6 Monthly	6 Month Total Return
on Determination Date	Maturity	Interest Payments	$	%

Greater than: $6.54	$1,000.00	$110.50	$1,110.50	11.050%
$6.54	$1,000.00	$110.50	$1,110.50	11.050%
$5.89	$900.00	$110.50	$1,010.50	1.050%
$5.23	$800.00	$110.50	$910.50	–8.950%
$4.58	$700.00	$110.50	$810.50	–18.950%
$3.14	$600.00	$110.50	$710.50	–28.950%
$2.62	$500.00	$110.50	$610.50	–38.950%
$1.26	$400.00	$110.50	$510.50	–48.950%
$0.94	$300.00	$110.50	$410.50	–58.950%
$0.25	$200.00	$110.50	$310.50	–68.950%
$0.13	$100.00	$110.50	$210.50	–78.950%
$0.00	$0.00	$110.50	$110.50	–88.950%